Exhibit 99.1

Mindray Announces First Quarter 2014 Financial Results

SHENZHEN, China, May 5, 2014 — Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the first quarter ended March 31, 2014.

Highlights for First Quarter 2014

•	Net revenues increased 9.4% year-over-year to $264.8 million.

•	International sales were $148.9 million, with Western Europe achieving double-digit sales growth.

•	China sales totaled $115.8 million, representing 43.7% of the company’s total net revenues.

•	Reagent sales contributed 38.1% to the IVD segment, up from 36.4% in the same period last year.

•	Cash conversion cycle was 105 days in the first quarter, improved from 110 days a year ago.

•	Launched several new products, including the M9, a premium portable color ultrasound system, and the CAL 8000, a cellular analysis line. These products have received positive customer feedbacks at the recent CMEF trade show.

•	Since the launch of its share repurchase program in November of 2013, the company has bought back approximately $110 million of Mindray’s American Depositary Shares so far.

“In the first quarter, the dynamics in various key markets continued to be challenging for our business. Nevertheless, we are pleased with our Western Europe performance, as well as our IVD reagent sales year-over-year increase,” commented Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “We are also excited about the launch of our first premium portable color ultrasound system, the M9, as well as the cellular analysis line, the CAL 8000, which demonstrate our capabilities of consistent innovation and our focus on making better healthcare solutions for our customers. Overall, management remains committed to delivering our financial goals for the year.”

SUMMARY – First Quarter 2014

(in millions of US dollars, except per-share data)	Three Months Ended
	March 31
	2014	2013	% chg
Net Revenues	264.8	242.1	9.4%
Net Revenues Generated in China	115.8	111.3	4.0%
Net Revenues Generated in International Markets	148.9	130.8	13.9%
Gross Profit	146.0	139.1	5.0%
Non-GAAP Gross Profit	148.1	140.7	5.3%
Operating Income	31.3	39.0	-19.8%
Non-GAAP Operating Income	42.3	46.3	-8.7%
EBITDA	46.0	49.8	-7.8%
Net Income[1]	35.6	57.4	-37.9%
Non-GAAP Net Income[1]	46.1	64.6	-28.7%
Non-GAAP Net Income (ex tax benefit)[2]	44.7	45.2	-1.2%
Diluted EPS	0.30	0.48	-36.7%
Non-GAAP Diluted EPS	0.39	0.53	-27.2%

[1]	For this press release, net income and non-GAAP net income refers to GAAP net income attributable to the Company and Non-GAAP net income attributable to the Company as stated in exhibit below, respectively.
[2]	The non-GAAP net income (ex tax benefit) excludes the tax benefits of $19.4 million recognized in the first quarter of 2013 for the calendar years 2011 and 2012 and $1.4 million recognized in the first quarter of 2014 for the first quarter of calendar year 2014 in relation to the nationwide key software enterprise status.

First Quarter 2014 Results

Net Revenues

Mindray reported net revenues of $264.8 million for the first quarter of 2014, a 9.4% increase from the first quarter of 2013.

•	Net revenues generated in China increased 4.0% year-over-year to $115.8 million.

•	Net revenues generated in the international markets increased 13.9% year-over-year to $148.9 million.

Performance by Segment

Patient Monitoring and Life Support Products: Net revenues in this segment decreased 1.4% from the first quarter of 2013 to $98.0 million, contributing 37.0% to the total net revenues in this quarter.

In-Vitro Diagnostic Products: Net revenues in this segment increased 6.8% year-over-year to $73.0 million, contributing 27.6% to the total net revenues in this quarter. Reagents sales represented 38.1% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 27.1% from a year ago to $67.6 million, contributing 25.5% to the total net revenues in this quarter.

Others: Others net revenues increased 23.6% from the first quarter of 2013 to $26.2 million, contributing 9.9% to the total net revenues in this quarter. Others net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair-service revenues for the post-warranty period.

Gross Profit

First quarter 2014 gross profit was $146.0 million, a 5.0% increase from the first quarter of 2013. Non-GAAP gross profit was $148.1 million, a 5.3% increase from the first quarter of 2013. The gross margin was 55.1% compared to 57.4% in the first quarter of 2013 and 55.9% in the fourth quarter of 2013. Non-GAAP gross margin was 55.9% compared to 58.1% in the first quarter of 2013 and 56.5% in the fourth quarter of 2013.

Operating Expenses

Selling expenses for the first quarter of 2014 were $54.8 million, or 20.7% of the total net revenues, compared to 19.5% in the first quarter of 2013 and 16.7% in the fourth quarter of 2013. Non-GAAP selling expenses were $52.2 million, or 19.7% of the total net revenues, compared to 18.5% in the first quarter of 2013 and 16.1% in the fourth quarter of 2013.

General and administrative expenses for the first quarter of 2014 were $29.8 million, or 11.3% of the total net revenues, compared to 11.0% in the first quarter of 2013 and 13.5% in the fourth quarter of 2013. Non-GAAP general and administrative expenses were $24.6 million, or 9.3% of the total net revenues, compared to 10.0% in the first quarter of 2013 and 9.1% in the fourth quarter of 2013.

Research and development expenses for the first quarter of 2014 were $30.1 million, or 11.4% of the total net revenues, compared to 10.9% in the first quarter of 2013 and 11.1% in the fourth quarter of 2013. Non-GAAP research and development expenses were $29.1 million, or 11.0% of the total net revenues, compared to 10.5% in the first quarter of 2013 and 10.7% in the fourth quarter of 2013.

Total share-based compensation expenses for the first quarter of 2014, which were allocated to cost of revenues and related operating expenses, were $7.6 million, compared to $4.8 million in the first quarter of 2013 and $3.8 million in the fourth quarter of 2013.

Operating Income

Operating income in the first quarter of 2014 was $31.3 million, a 19.8% decrease from the first quarter of 2013. Non-GAAP operating income was $42.3 million, an 8.7% decrease from the first quarter of 2013. Operating margin was 11.8% compared to 16.1% in the first quarter of 2013 and 14.6% in the fourth quarter of 2013. Non-GAAP operating margin was 16.0% compared to 19.1% in the first quarter of 2013 and 20.6% in the fourth quarter of 2013.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

First quarter 2014 EBITDA decreased 7.8% year-over-year to $46.0 million.

Net Income

First quarter 2014 net income decreased 37.9% from a year ago to $35.6 million. Non-GAAP net income declined 28.7% from the first quarter of 2013 to $46.1 million. Net margin was 13.5%, compared to 23.7% in the first quarter of 2013 and 20.4% in the fourth quarter of 2013. Non-GAAP net margin was 17.4%, compared to 26.7% in the first quarter of 2013 and 20.0% in the fourth quarter of 2013. Excluding the tax benefits related to the nationwide key software enterprise status, first quarter 2014 non-GAAP net income decreased 1.2% year-over-year to $44.7 million and non-GAAP net margin was 16.9%, compared to 18.7% in the first quarter of 2013 and 17.8% in the fourth quarter of 2013. First quarter 2014 income tax expense was $4.5 million, compared to an income tax benefit of $12.9 million in the first quarter of 2013.

First quarter 2014 basic and diluted earnings per share were both $0.30, compared to $0.49 and $0.48 respectively in the first quarter of 2013. First quarter 2014 basic and diluted non-GAAP earnings per share were both $0.39, compared to $0.55 and $0.53 respectively in the first quarter of 2013. Shares used in the computation of diluted earnings per share for the first quarter of 2014 were approximately 118.3 million.

Other Selected Data

Accounts receivable turnover days were 69 days in the first quarter of 2014, compared to 66 days in the first quarter of 2013 and 50 days in the fourth quarter of 2013. Inventory turnover days were 114 days in the first quarter of 2014, compared to 103 days in the first quarter of 2013 and 79 days in the fourth quarter of 2013. Accounts payable turnover days were 78 days in the first quarter of 2014, compared to 59 days in the first quarter of 2013 and 54 days in the fourth quarter of 2013. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of March 31, 2014, the company had a total of $1.0 billion in cash and cash equivalents, and short-term investments as compared to $0.9 billion as of March 31, 2013 and $1.2 billion as of December 31, 2013. Net cash generated from operating activities and net cash outflow for capital expenditures for the first quarter of 2014 were $19.7 million and $27.9 million respectively.

As of March 31, 2014, the company had more than 7,900 employees, including those from the acquired businesses.

Business Outlook for Full Year 2014

The company continues to expect its full year 2014 net revenues to grow at least 15% over its full year 2013 net revenues. The company also continues to anticipate its full year 2014 non-GAAP net income to remain at a similar level to its full year 2013 non-GAAP net income. This guidance excludes the tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2014 to be around $160 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

Management Change

Separately, the company announced that Mr. Jie Liu has resigned from his Chief Operating Officer position for personal reasons, effective immediately. Mr. Wang Jianxin, Mindray’s Chief Administrative Officer, will now be the Chief Operating Officer and will focus on research and development, China sales and marketing, manufacturing and supply chain management as well as some other operations. In addition, Mr. Minghe Cheng, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer, will oversee international sales and marketing and the North America operations, which were part of Mr. Liu’s previous responsibilities.

“At this time, we are maintaining our financial guidance for 2014. We still expect Western Europe and some emerging countries to be the growth drivers, and the operating environment in China to gradually improve,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “As we discussed earlier this year, we will continue to execute our investment strategy on strengthening our sales, marketing and distribution capabilities as well as product innovation, to further grow Mindray and improve our long-term position in the global marketplace. Last but not least, management will keep on exploring M&As and other collaboration opportunities.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on May 6, 2014 U.S. Eastern Time (8:00 PM on May 6, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States: 866-519-4004

United Kingdom: 080-8234-6646

Hong Kong: 800-930-346

China: 800-819-0121

Local dial-in numbers:

United States: +1-845-675-0437

United Kingdom: +44-20-3059-8139

Hong Kong: +852-2475-0994

China: 400-620-8038

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until May 20, 2014.

U.S. Toll Free: +1-855-452-5696

International: +1-646-254-3697

Passcode: 31694248

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the first quarter of 2014. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the first quarter 2014 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision/benefits, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2013 and 2014, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2014, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, statements that overall, management remains committed to delivering our financial goals for 2014, that we still expect Western Europe and some emerging countries to be the growth drivers and the operating environment in China to gradually improve, that we will keep on executing our investment strategy on strengthening our sales, marketing and distribution capabilities as well as product innovation, to further grow Mindray and improve our long-term position in the global marketplace, that management will continue to explore M&As and other collaboration opportunities and other statements under “Business Outlook for Full Year 2014” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed on April 28, 2014. Our results of operations for the first quarter of 2014 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2013	As of March 31, 2014
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	385,224	419,820
Restricted cash (Note 3)	759	14,632
Short-term investments (Note 2)	847,041	611,027
Accounts receivable, net	220,228	182,226
Inventories	138,808	158,613
Value added tax receivables	10,225	14,208
Other receivables	21,512	21,682
Prepayments and deposits	14,310	17,340
Deferred tax assets, net	9,585	10,429

Total current assets	1,647,692	1,449,977

Restricted cash, non-current (Note 3)	17,453	10,035
Other assets	10,755	10,635
Accounts receivables, net, non-current	1,389	573
Advances for purchase of plant and equipment	18,919	20,544
Property, plant and equipment, net	324,710	338,199
Land use rights, net	59,463	58,875
Intangible assets, net	181,077	176,446
Goodwill	242,476	253,097

Total assets	2,503,934	2,318,381

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	260,000	210,000
Notes payable	10,945	10,260
Accounts payable	93,673	87,697
Advances from customers	28,240	31,456
Salaries payable	91,220	48,330
Other payables and current liabilities	118,951	116,351
Purchase consideration payable	20,457	29,412
Income taxes payable	20,721	23,540
Other taxes payable	12,832	7,233

Total current liabilities	657,039	564,279

Long-term bank loans	215,703	215,247
Other long-term liabilities	7,222	9,090
Deferred tax liabilities, net	45,812	47,672

Total liabilities	925,776	836,288

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	521,617	451,410
Retained earnings	865,676	842,603
Accumulated other comprehensive income	150,432	136,128
Treasury stock at cost	(18,792)	(8,760)

Total shareholders’ equity	1,518,948	1,421,396

Non-controlling interests	59,210	60,697

Total equity	1,578,158	1,482,093

Total liabilities and equity	2,503,934	2,318,381

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.
(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $241,500 and $189,000 as of December 31, 2013 and March 31, 2014, respectively in relation to the drawings of certain bank loans.
(3)	Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2013	2014
	US$	US$
	(unaudited)	(unaudited)
Net revenues
- China	111,332	115,828
- International	130,771	148,943

Net revenues	242,103	264,771
Cost of revenues	(103,038)	(118,751)

Gross profit	139,065	146,020

Selling expenses	(47,157)	(54,796)
General and administrative expenses	(26,584)	(29,813)
Research and development expenses	(26,328)	(30,143)

Income from operations	38,996	31,268

Other income, net	78	1,809
Interest income	7,687	10,779
Interest expense	(972)	(2,395)

Income before income taxes and non-controlling interests	45,789	41,461
Income tax benefits (provision)	12,934	(4,500)

Net income	58,723	36,961
Less: Net income attributable to non-controlling interests	(1,299)	(1,323)

Net income attributable to the Company	57,424	35,638

Basic earnings per share	0.49	0.30

Diluted earnings per share	0.48	0.30

Shares used in the computation of:
Basic earnings per share	118,181,156	116,854,637

Diluted earnings per share	120,724,275	118,270,656

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended March 31,
	2013	2014
	US$	US$
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	58,723	36,961
Adjustments to reconcile net income to net cash provided by operating activities	15,310	27,864
Changes in assets and liabilities, net of effects of acquisitions	(31,643)	(45,159)

Net cash provided by operating activities	42,390	19,666

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(3,839)	(2,206)
Capital expenditures	(20,042)	(27,875)
Decrease (Increase) in restricted cash and restricted investment	5,399	(6,455)
Proceeds from sale of short-term investments	109,261	241,964
Increase in short-term investments and changes in other investing activities	(191,805)	(12,965)

Net cash (used in) provided by investing activities	(101,026)	192,463

Cash flow from financing activities:
Repayment of bank loan	—	(50,000)
Proceeds from bank loans	60,000	—
Dividend paid	(59,070)	(58,711)
Proceeds from exercise of options	6,754	345
Repurchase of ordinary American depositary shares	—	(68,029)
Cash paid to acquire a non-controlling interest		(445)
Cash contribution from a non-controlling interest	—	239

Net cash provided by (used in) financing activities	7,684	(176,601)

Net (decrease) increase in cash and cash equivalents	(50,952)	35,528
Cash and cash equivalents, beginning of period	247,859	385,224
Effect of exchange rate changes on cash and cash equivalents	(1,163)	(932)

Cash and cash equivalents, end of period	195,744	419,820

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2013	2014
	(unaudited)	(unaudited)
	US$	US$
Non-GAAP net income attributable to the Company	64,570	46,054
Non-GAAP net margin	26.7%	17.4%
Amortization of acquired intangible assets	(2,602)	(3,447)
Deferred tax impact related to acquired intangible assets	206	615
Share-based compensation	(4,750)	(7,584)

GAAP net income attributable to the Company	57,424	35,638
GAAP net margin	23.7%	13.5%
Non-GAAP basic earnings per share	0.55	0.39
Non-GAAP diluted earnings per share	0.53	0.39

GAAP basic earnings per share	0.49	0.30
GAAP diluted earnings per share	0.48	0.30

Shares used in computation of:
Basic earnings per share	118,181,156	116,854,637

Diluted earnings per share	120,724,275	118,270,656

Non-GAAP operating income	46,348	42,299
Non-GAAP operating margin	19.1%	16.0%
Amortization of acquired intangible assets	(2,602)	(3,447)
Share-based compensation	(4,750)	(7,584)

GAAP operating income	38,996	31,268
GAAP operating margin	16.1%	11.8%

Non-GAAP gross profit	140,714	148,124
Non-GAAP gross margin	58.1%	55.9%
Amortization of acquired intangible assets	(1,467)	(1,931)
Share-based compensation	(182)	(173)

GAAP gross profit	139,065	146,020
GAAP gross margin	57.4%	55.1%

Non-GAAP selling expenses	(44,906)	(52,174)
Non-GAAP as % of total net revenues	18.5%	19.7%
Amortization of acquired intangible assets	(1,135)	(1,516)
Share-based compensation	(1,116)	(1,106)

GAAP selling expenses	(47,157)	(54,796)
GAAP as % of total net revenues	19.5%	20.7%

Non-GAAP general and administrative expenses	(24,158)	(24,562)
Non-GAAP as % of total net revenues	10.0%	9.3%
Share-based compensation	(2,426)	(5,251)

GAAP general and administrative expenses	(26,584)	(29,813)
GAAP as % of total net revenues	11.0%	11.3%

Non-GAAP research and development expenses	(25,302)	(29,089)
Non-GAAP as % of total net revenues	10.5%	11.0%
Share-based compensation	(1,026)	(1,054)

GAAP research and development expenses	(26,328)	(30,143)
GAAP as % of total net revenues	10.9%	11.4%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,

DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended March 31,
	2013	2014
	US$	US$
	(unaudited)	(unaudited)
GAAP net income attributable to the Company	57,424	35,638
Interest income	(7,687)	(10,779)
Interest expense	972	2,395
Income tax (benefits) provision	(12,934)	4,500

Earnings before interest and taxes (“EBIT”)	37,775	31,754
Depreciation	7,776	8,628
Amortization	4,277	5,579

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	49,828	45,961